Exhibit 99.17

Sandspring Resources Ltd.

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001 SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X X9X CANADA	Security Class Holder Account Number C9999999999	COMMON SHARES I N D
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Form of Proxy - Annual and Special Meeting to be held on June 8, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:00 am, Eastern Time, on Monday, June 6, 2011.

If you vote by fax, DO NOT mail back this proxy (Fax Number 1-866-249-7775).

+	SAM SAMPLE	C9999999999 IND C01	+

Appointment of Proxyholder
I/We being holder(s) of Sandspring Resources Ltd. (the "Company") hereby appoint: John R. Adams, Chairman of the Board, or failing him, Richard A. Munson, Chief Executive Officer, Corporate Secretary and director, or failing him, Abraham P. Drost, President
	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting (the "Meeting") of shareholders of Sandspring Resources Ltd. to be held at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario on Wednesday, June 8, 2011 at 9:00 am (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold

1. Election of Directors - To elect the directors of the Company for the ensuing year, as more particularly described in the accompanying management information circular (the "Information Circular ").	☐	☐
Vote FOR or WITHHOLD for all nominees proposed by Management
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For	Withhold

2. Appointment of Auditors - To appoint KPMG LLP, Chartered Accountants as auditors for the ensuing year and to authorize the directors to fix their remuneration, as more particularly described in the accompanying Information Circular.
☐	☐

For	Against

3. New Stock Option Plan - To consider, and if thought fit, to pass an ordinary resolution approving a new stock option plan of the Company, as more particularly described in the accompanying information circular.
☐	☐

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To transact such further business as may properly come before the Meeting or any adjournment or postponement thereof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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